

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2011

VIA FACSIMILE
Mr. Kim Bradford
President, Chief Executive Officer and Chief Financial Officer
Osage Exploration & Development, Inc.
2445 Fifth Avenue, Suite 310
San Diego, California 92101

      Re: **Osage Exploration & Development, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed March 18, 2011
              Form 10-Q for Fiscal Quarter Ended June 30, 2011
              Filed August 12, 2011
              File No. 000-52718

Dear Mr. Bradford:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Properties, page 8

1.   You state your estimated reserves were assembled/prepared by Petrotech Engineering Limited, for the Cimarrona property in Columbia, and Reddy Petroleum Company, for the Osage property in Oklahoma. Please amend your filing to include their reports as exhibits as required by Item 1202(a)(8) of Regulation S-K.

2.   Please provide disclosure of the internal controls you use in your reserves estimation effort, including the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates. Refer to Item 1202(a)(7) of Regulation S-K for additional guidance.

3.   Please expand your disclosure to provide average production cost, excluding ad valorem and severance taxes, per unit of production, by geographical area. Refer to Item 1204(b)(2) of Regulation S-K for additional guidance.

Controls and Procedures, page 18

Changes to Internal Control over Financial Reporting, page 19

4.   You state there had been no change in your internal control over financial reporting during the year ended December 31, 2010. Please indicate whether any change in internal control over financial reporting occurred during the last fiscal quarter. See Item 308(c) of Regulation S-K for further guidance.

Balance Sheets, page F-2

5.   Please disclose your method of accounting for oil and gas producing activities on the face of the balance sheet. Refer to FASB ASC Topic 932-235-50-1 for additional guidance.

Statements of Cash Flows, page F-5

6.   Please provide us with reconciliations depicting how you determined the changes in accounts receivable ($146,675) and accounts payable and accrued expenses ($745,052), presented in the "Changes in Operating Assets and Liabilities" section of this statement.

Notes to Financial Statements, page F-6

Note 13 – Supplemental Information about Oil and Gas Producing Activities (Unaudited), page F-18

7.   We note, in the opening paragraph of this disclosure, you indicate your reserve estimates were prepared by two independent, third-party petroleum engineers. However, in the penultimate paragraph on page F-19, you indicate your reserve estimates were "…prepared by the Company from data prepared by independent petroleum engineers." Please tell us who prepared your 2010 reserve estimates and revise to eliminate any inconsistencies in your disclosure.

8.   We note in your tabular presentation of estimated quantities of proved developed and undeveloped reserves of crude oil and natural gas on page F-19, you indicate significant revisions occurred, and further explain the underlying reasons for such revisions in the narrative below the table. However, on page F-21, in your tabular presentation of changes in the standardized measure of discounted future cash flows, you indicate the impact of revisions of previous estimates was nil. Please reconcile for us these seemingly inconsistent disclosures.

9.   At the top of page F-20, you disclose "the present value of estimated future net revenues of proved developed reserves, discounted at 10%." This measure appears to be a non-GAAP measure. Accordingly, please provide tabular disclosure showing a reconciliation of the differences between the non-GAAP financial measure presented and the most comparable GAAP-basis financial measure or tell us why you believe such disclosure is not necessary. Refer to Item 10(e) of Regulation S-K for additional guidance.

10.   In the first paragraph of page F-20, you state: "Future cash inflows were computed by applying year-end prices of oil and gas…." However, this pricing methodology is no longer appropriate, and has been replaced by "…the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period." Also, please confirm to us whether you used the correct pricing in the determination of your proved reserves, as of December 31, 2010. Refer to FASB ASC Topic 932-235-50-31(a) and Rule 4-10(a)(22)(v) of Regulation S-X, for additional guidance.

Exhibits 31.1 and 31.2

11.   We note your officers omitted from their certifications the representations required under paragraph 4(b), pertaining to internal controls over financial reporting, as required by Item 601(b)(31)(i) of Regulation S-K. In addition, we note reference was made to "the small business issuer" rather than "the registrant" throughout the certifications. Please revise your certifications to address these matters.

Exhibits 32.1 and 32.2

12.   We note your officer certifications filed as Exhibits 32.1 and 32.2 reference your annual report for the period ending December 31, 2009, rather than the period ended December 31, 2010. Please file a full amendment to your annual report on Form 10-K to include proper certifications. Such amendment should include newly executed officer certifications, including those required by Items 601(b)(31)-(32) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Exhibit 31.1 and 31.2

13.   We note your officers omitted from their certifications the representations required under the introductory section of paragraph 4, pertaining to internal controls over financial reporting, as required by Item 601(b)(31)(i) of Regulation S-K. In addition, we note reference was made to "the small business issuer" rather than "the registrant" throughout the certifications. Please revise your certifications to address these matters.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3311, with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief